                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Amendment No. 1 To SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                  Semiconductor Laser International Corporation
            -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
            -------------------------------------------------------
                         (Title of Class of Securities)

                                    816638100
            -------------------------------------------------------
                                 (CUSIP Number)

                         bmp Mobility AG Venture Capital
                              Charlottenstrasse, 16
                              10117 Berlin, Germany
                           Attention: Oliver Borrmann
                              (011 49 30) 20 30 50

                                    Copy to:

                           Lawrence Vranka, Jr., Esq.
                               Linklaters & Paines
                    1345 Avenue of the Americas (19th Floor)
                            New York, New York 10105
                                 (212) 424 9000
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 29, 1999
            -------------------------------------------------------
            (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  816638100                                           Page 2 of 8 Pages

1.    NAME OF REPORTING PERSON(S)
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  bmp Mobility AG Venture Capital

-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  [ ]
      (b)  [ ]

-------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS*             AF

-------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)     [ ]

-------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION     Federal Republic of Germany

-------------------------------------------------------------------------------

                7.    SOLE VOTING POWER             2,367,650**

                ----------------------------------------------------------------
   NUMBER OF
     SHARES     8.    SHARED VOTING POWER                   0
 BENEFIFICALLY
    OWNED BY    ----------------------------------------------------------------
      EACH
   REPORTING    9.    SOLE DISPOSITIVE POWER        2,367,650**
  PERSON WITH
                ----------------------------------------------------------------

                10.   SHARED DISPOSITIVE POWER              0

-------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,367,650**
-------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

            [ ]

-------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     19.49%**

-------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON AMOUNT      CO

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                      **But see the final paragraph of Item 5.

                                                               Page 3 of 8 Pages

The Reporting Person hereby amends its Statement on Schedule 13D dated February 16, 1999 ("Schedule 13D" and, as amended, "Amended Schedule 13D") in respect of the Common Stock, par value $0.01 per share (the "Common Stock"), of Semiconductor Laser International Corporation (the "Issuer") to report (i) the execution and delivery on April 29, 1999 of Amendment No. 1 dated as of April 28, 1999 ("Amendment No. 1") to the Securities Purchase Agreement dated as of February 5, 1999 (the "Purchase Agreement") between the Issuer and the Reporting Person, as more fully described below; (ii) the acquisition by the Reporting Person of 232,500 shares of non-voting preferred stock of the Issuer convertible into Common Stock, as more fully described in Item 3 below; and (iii) the execution and delivery of a related agreement between the Issuer and an affiliate of the Reporting Person, as more fully described in Item 6 below.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 5, 1999 the Issuer and the Reporting Person entered into the Purchase Agreement and a related registration rights agreement. The Purchase Agreement, among other things, provided for the purchase by the Reporting Person, subject to certain conditions, of (i) 2,000,000 newly issued shares of Common Stock (the "Common Shares") at a purchase price of $0.375 per share for an aggregate purchase price of $750,000 (the "First Stage Investment") and (ii) a minimum of 650,000 and a maximum of 1,000,000 newly issued shares of non-voting Series B convertible preferred stock of the Issuer, par value $0.01 per share and a liquidation preference of $1.00 per share (the "Series B Preferred Stock"), (such minimum or maximum number of shares to constitute all of the issued and outstanding shares of Series B Preferred Stock) at a purchase price of $2.00 per share for a minimum aggregate purchase price of $1,300,000 and a maximum aggregate purchase price of $2,000,000 (the "Second Stage Investment"). The First Stage Investment was consummated on February 8, 1999. At that date the Second Stage Investment was expected to be consummated no earlier than March 31, 1999 and no later than May 31, 1999, subject to satisfaction of all applicable conditions precedent contained in the Purchase Agreement, a copy of which was attached to the Statement on Schedule 13D.

On April 29, 1999 the Issuer and the Reporting Person entered into Amendment No. 1 in respect of the Second Stage Investment. Amendment No. 1, among other things, provides for the purchase by the Reporting Person, subject to certain conditions, of 1,000,000 newly issued shares of Series B Preferred Stock (such shares to constitute all of the issued and outstanding shares of Series B Preferred Stock) at a purchase price of $2.00 per share for an aggregate purchase price of $2,000,000 (the "Purchase Price"). The shares of Series B Preferred Stock to be acquired by the Reporting Person are hereinafter referred to as the "Preferred Shares". The Purchase Price in respect of the 1,000,000 Preferred Shares is payable in three monthly installments as follows: (i) $465,000 due and payable in respect of 232,500 Preferred Shares on or before April 30, 1999 (the "April Installment"), (ii) $385,000 due and payable in respect of 192,500 Preferred Shares on or before May 31, 1999 (the "May Installment"), and (iii) $1,150,000 due and payable in respect of 575,000 Preferred Shares on or before June 30, 1999 (the "June Installment"); provided, however, that upon satisfaction of either of the Nasdaq Conditions (as defined below), the unpaid portion of the Purchase Price shall be immediately due and payable (the "Final Installment") upon issuance of the balance of the 1,000,000 Preferred Shares to be issued in accordance with Amendment No. 1.

Payment of the April Installment by the Reporting Person was made upon satisfaction of all conditions precedent relating to the Second Stage Investment contained in the Purchase Agreement and upon execution and delivery of the Consulting Agreement (as defined below); payment of the May


--------------------------------------------------------------------------------

                                                               Page 4 of 8 Pages

Installment is subject to satisfaction of normal closing conditions set forth in
Section 4.3 of the Purchase Agreement; and payment of the June Installment is subject to (i) satisfaction of normal closing conditions set forth in Section
4.3 of the Purchase Agreement, (ii) satisfaction of either of the Nasdaq Conditions, and (iii) the execution and delivery of the Warrants (as defined below). If neither of the Nasdaq Conditions is satisfied on or prior to June 30, 1999, the June Installment shall be cancelled and the Reporting Person shall only be obligated to pay the Final Installment upon satisfaction of the conditions set forth in (i), (ii) and (iii) of the immediately preceding sentence. For purposes of the foregoing, "Nasdaq Conditions" means (i) satisfaction of the applicable rules and regulations of the Nasdaq SmallCap Market in respect of the issuance of Common Stock, or securities convertible into or exercisable for Common Stock, by the Issuer (whether because the Issuer has obtained shareholder approval for such issuance or otherwise) or (ii) the lack of need to satisfy such conditions of the Nasdaq SmallCap Market because the Issuer's securities are not then listed thereon. The April Installment was paid by the Reporting Person, and 232,500 Preferred Shares were issued by the Issuer to the Reporting Person in consideration therefor, on April 29, 1999.

Amendment No. 1 with all exhibits thereto has been filed as an exhibit to this Amended Schedule 13D and is hereby incorporated by reference. All descriptions of Amendment No. 1 in this Item 3 are qualified in their entirety by reference to the text of Amendment No. 1 which has been filed as an exhibit to this Amended Schedule 13D.

Prior to the payment of the April Installment, the Reporting Person obtained a loan in the amount of U.S.$465,000 from bmp AG Venture Capital & Network Management ("bmp AG VC & NM"), a stock corporation organized under the laws of the Federal Republic of Germany which owns 100% of the outstanding capital stock of the Reporting Person. This loan was obtained specifically for the purpose of paying the April Installment. The loan bears interest at the rate of 7% per annum and matures on December 31, 1999. The loan may be rolled over for additional one-year terms on the same terms as the original borrowing; provided, however, that with respect to each rollover the annual interest rate will be adjusted to reflect the then-prevailing German interbank rate plus 3.5%. The loan was funded by bmp AG VC & NM out of working capital. The Reporting Person expects to fund its acquisition of the remaining number of Preferred Shares it is obligated to purchase pursuant to Amendment No. 1 with further loans from bmp AG VC & NM shortly prior to or at the time of the May Installment and the June Installment or the Final Installment, as the case may be, on the same terms as the loan relating to the April Installment. The Reporting Person expects that such future loans would also be made by bmp AG VC & NM out of working capital.

ITEM 4.   PURPOSE OF TRANSACTION

As previously reported in Schedule 13D with respect to Clause (f) of Item 4, the Reporting Person plans to assist and advise the Issuer in connection with the organization and structuring of the distribution system relating to the Issuer's products and services in Europe. To date, the Reporting Person has begun to assist the Issuer in this regard by facilitating the execution of a distributor agreement between the Issuer and a western European distributor. The Issuer has entered into a Distributor Agreement dated February 22, 1999 (the "Distributor Agreement") with LG Laser Graphics GmbH ("Laser Graphics"), a German limited liability company in which the Reporting Person has invested, whereby Laser Graphics has been granted rights to distribute the Issuer's products on an exclusive basis throughout Germany, Switzerland and Austria, and on a non-exclusive basis worldwide outside of Germany, Switzerland and Austria. The Distributor Agreement also provides for certain discounts on products sold by the Issuer to Laser Graphics. In addition to the foregoing, the


--------------------------------------------------------------------------------

                                                               Page 5 of 8 Pages

Reporting Person plans generally to assist and advise the Issuer in connection with any future listing of the Issuer's securities on stock exchanges in Germany.

Except as set forth below, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (c), (e) and (g) through (j) of Item 4 of
Schedule 13D. With respect to clause (d) and the information relating to the Reporting Person's ability to elect a majority of the Issuer's Board of Directors in certain limited circumstances as set forth below in Item 5, the Reporting Person anticipates at the present time that the Issuer will comply with all conditions contained in Amendment No. 1 in connection with the Reporting Person's acquisition of the Preferred Shares. Therefore, the Reporting Person does not expect that it will obtain the right to elect a majority of the Issuer's Board of Directors as provided by the Certificate of Designations, Preferences and Rights relating to the Series B Preferred Stock (the "Certificate of Designations"), the form of which is attached as an exhibit to Amendment No. 1, such right is more fully described in Item 5 below. However, should the Reporting Person obtain such right to elect a majority of the Issuer's Board of Directors, the Reporting Person has not yet determined whether it will exercise such right.

The Reporting Person may from time to time discuss with other persons market conditions and other factors concerning its investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such investment. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock (including the Common Shares), the Preferred Shares or the Warrants described in Item 5 below, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Shares, the Preferred Shares or the Warrants held or to be held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

Under the Purchase Agreement, the Reporting Person has agreed with the Issuer that the Reporting Person shall not have the right to convert the Preferred Shares into Common Stock and that such Preferred Shares may only be converted into Common Stock by direct and indirect unaffiliated transferees from the Reporting Person. In addition, in accordance with the Certificate of Designations, the conversion of the Preferred Shares is initially subject to certain additional charter limitations, imposed as a consequence of applicable rules and regulations of the Nasdaq SmallCap Market. Within ten days of the date upon which one of the Nasdaq Conditions is satisfied, the Issuer shall, with the written consent of the holders of not less than a majority of the then outstanding Preferred Shares, file a certificate of amendment to the Certificate of Designations to delete the provisions setting forth such limitations on conversion contained therein, but the contractual limitations under the Purchase Agreement shall remain in place.

Holders of Preferred Shares shall be entitled to notice of all meetings of the Issuer's stockholders but shall not be entitled to vote except in respect of such matters as to which they are entitled to vote as a class under the Delaware General Corporation Law and except as otherwise provided in the Certificate of Designations.

If the convertible feature of the Series B Preferred Stock into Common Stock is not exercisable by July 31, 1999 because neither of the Nasdaq Conditions has been satisfied, then the number of directors constituting the Board of Directors of the Issuer (the "Board") shall, without further action, be increased by such number as is equal to one more than the number of directors constituting the Board at such time (i.e., if such Board consists of four directors, then the number of directors shall be increased by five, for a total of nine directors), and the holders of a majority of the outstanding Preferred Shares shall have the exclusive right, voting together as a single


--------------------------------------------------------------------------------

                                                               Page 6 of 8 Pages

class, to elect the directors necessary to fill the vacancies created by such increase in the size of the Board (the "Additional Directors"). The Additional Directors shall continue as directors of the Issuer and such additional voting right of the holders of the Preferred Shares shall continue until such time as one of the Nasdaq Conditions is satisfied, at which time such Additional Directors shall cease to be directors and such additional voting rights of the holders of Preferred Shares shall terminate.

In accordance with Amendment No. 1, subject to the satisfaction of one of the Nasdaq Conditions and effective as of and further subject to the funding of the June Installment or the Final Installment, as the case may be, the Issuer shall enter into a Common Stock Purchase Warrant with the Reporting Person pursuant to which the Reporting Person shall be entitled to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $0.50 per share (the "Warrants"). The Warrants shall be exercisable immediately and shall have a term expiring five years from the date of the June Installment or the Final Installment, as the case may be. The Warrants will provide that the Warrants, the shares of Common Stock issuable upon the exercise thereof and any other securities of the Issuer that the Warrantholder shall be entitled to receive, or shall have received, upon the exercise of the Warrants in lieu of or in addition to shares of Common Stock (the "Other Securities") or in exchange or replacement of such shares of Common Stock or Other Securities shall be "Registrable Securities" (as defined in the Registration Rights Agreement, dated as of February 5, 1999, between the Issuer and the Reporting Person and attached as an exhibit to the Reporting Person's initial Statement on Schedule 13D). Subject to the provisions of the Warrant Agreement, the Warrants may be exercised in full or in part; provided, however, that the amount payable upon partial exercise shall be the amount obtained by multiplying (i) the number of shares of Common Stock (without giving effect to any adjustment thereof) designated by the Warrantholder by (ii) the then applicable exercise price for one share of Common Stock. The Warrant Agreement attached as an exhibit to Amendment No. 1 contains provisions which adjust the number of shares or other securities to be issued upon exercise of the Warrants upon the occurrence of certain events, all as more fully described therein.

Assuming delivery of the Warrants on the date on which the June Installment is paid or the Final Installment is paid, as the case may be, and without any additional issuance of shares of Common Stock by the Issuer, the Reporting Person would be the beneficial owner of 2,867,650 shares of Common Stock of the Issuer, representing 22.67% of the Common Stock. By virtue initially of the charter provisions contained in the Certificate of Designations and by virtue subsequently of the contractual limitations in the Purchase Agreement, the Reporting Person may not itself convert the 1,000,000 Preferred Shares into the 5,000,000 shares of Common Stock (assuming a conversion ratio of 1:5) into which such Preferred Shares may ultimately be converted.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In order to induce the Reporting Person to enter into Amendment No. 1, on April 29, 1999 the Issuer entered into a Consulting Agreement dated as of April 28, 1999 (the "Consulting Agreement") with bmp Management Consultants GmbH, a German limited liability company and an affiliate of the Reporting Person ("bmp Consultants"), pursuant to which the Issuer has retained bmp Consultants, effective May 3, 1999, to act as a consultant to assist the Issuer, from time to time as shall be mutually agreed to by the Issuer and bmp Consultants, with the Issuer's financial and strategic planning. As compensation for bmp Consultants' services, the Issuer shall pay bmp Consultants an amount equal to a maximum of $200,000 in the aggregate (the "Consulting Fee"), based upon a per diem consulting rate of $1,500 for a regular consultant and $2,000 for a senior consultant or partner of bmp


--------------------------------------------------------------------------------

                                                               Page 7 of 8 Pages

Consultants or any of its affiliates. The Consulting Fee shall be paid by the Issuer as follows: (i) in six monthly installments of $15,000 each, commencing immediately following the funding of the April Installment and ending five months following such funding date; (ii) $50,000 payable at the closing of the June Installment or the Final Installment, as the case may be; and (iii) in six monthly installments of $10,000 each, commencing six months following the funding of the April Installment and ending 11 months following such funding date. The Consulting Agreement has been filed as an exhibit to this Amended
Schedule 13D and is hereby incorporated by reference. All descriptions of the Consulting Agreement in this Item 6 are qualified in their entirety by reference to the text of the Consulting Agreement which has been filed as an exhibit to this Amended Schedule 13D.

In accordance with Amendment No. 1, effective as of and subject to the funding of the June Installment or the Final Installment, as the case may be, if (i) the Issuer consummates a transaction involving the raising of debt or equity capital in a private placement (a "Transaction") within 24 months following payment of the June Installment or the Final Installment, as the case may be, and (ii) such Transaction involves an institution introduced to the Issuer by the Reporting Person, other than existing shareholders of the Issuer, then the Issuer shall pay the Reporting Person, as compensation for such introduction, an amount equal to 5% of the net proceeds of the Transaction. The reporting Person shall be deemed to have introduced a person or entity to the Issuer if (i) the Issuer has no prior knowledge of the interest in the proposed Transaction by such person or entity and (ii) the Reporting Person provides an introduction to a specific representative of such person or entity who is in a position to effect the Transaction.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit I  --  Amendment No. 1 to the Securities Purchase Agreement between
               Semiconductor Laser International Corporation and bmp Mobility AG Venture Capital, dated as of April 28, 1999, together with the amended form of the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Semiconductor Laser International Corporation, the form of the Consulting Agreement and the form of Common Stock Purchase Warrant.

Exhibit II --  Consulting Agreement between Semiconductor Laser International
               Corporation and bmp Management Consultants GmbH dated as of April 28, 1999.


--------------------------------------------------------------------------------

                                                               Page 8 of 8 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   April 30, 1999
                                      ----------------------------------------
                                                       (Date)

                                                /s/ Oliver Borrmann
                                      ----------------------------------------
                                                     (Signature)

                                      Oliver Borrmann, Chief Executive Officer
                                      ----------------------------------------
                                                    (Name/Title)


--------------------------------------------------------------------------------
                                      -8-